May 8, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Patrick Gilmore
Megan Akst
Melissa Kindelan
Ji Shin
Matthew Crispino

Re:	FireEye, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-36067

Ladies and Gentlemen:

FireEye, Inc. (the “Company”) is submitting this letter and the following information in response to a letter, dated April 20, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014, filed on March 2, 2015 (the “10-K”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 42

1.	In future filings, please consider revising the overview to the MD&A to limit the disclosure to the most important matters on which management focuses in evaluating the financial condition and operating performance of the company. The overview should be an executive-level discussion that identifies the most important themes or other significant matters. In this regard, we note that the second paragraph of the overview contains a lengthy discussion of the company’s products and operating history, which is already covered in Item 1 of the 10-K. The company should discuss its principal products and services in the overview when necessary but should not merely duplicate the disclosure in the business section. For guidance, see Section III.A of SEC Release No. 33-8350.

In response to the Staff’s comment, in future filings, the Company will limit its disclosure in the overview of MD&A to the most important matters on which management focuses in

Securities and Exchange Commission

May 8, 2015

evaluating the financial condition and operating performance of the Company. Moreover, in future filings, the Company will ensure that the overview is an executive-level discussion that identifies the most important themes or other significant matters and does not merely duplicate disclosure in other sections of the applicable filing.

Results of Operations, pg. 48

2.	We note on page 50 that subscription and service revenue increased by $174.1 million, or 238%, during the year ended December 31, 2014. We further note that the increase in subscription revenue and support and maintenance revenue is primarily due to initial customer purchases and subscription revenue resulting from the acquisition of Mandiant. In light of the significance of this acquisition, supplementally quantify for us the increase in subscription and support and maintenance revenue in 2014, as well as the increase in any service revenue, attributable solely to the acquisition of Mandiant and tell us how you considered disclosing such information as it appears it would be material to investor’s understanding of your results of operations. In addition, tell us how you considered quantifying the impact the acquisition had on the changes in other line items, where material. Refer to Section III.B of SEC Release 33-8350 for guidance.

We respectfully advise the Staff that Mandiant’s business was complementary to our existing products, subscriptions and services. Accordingly, in January 2014 we combined our legacy professional services business with the acquired Mandiant business, such that it operated as one combined team. Also in January 2014 we began operating with a combined sales and marketing force, which focused on selling the combined set of products and service offerings. We also integrated our research and development efforts in the first quarter of 2014, which resulted in new offerings that combined the technology of both companies. In addition, the general and administrative function was also combined in 2014. The impact of such integrations resulted in a lack of Mandiant-specific information. Therefore, Mandiant-specific results subsequent to the acquisition on December 30, 2013 are not available.

Accordingly, we believe that the only revenue attributable solely to the acquisition of Mandiant relates to contracts signed by Mandiant prior to its acquisition by the Company. Revenue recognized by the Company related to such contracts in 2014 was $8.2 million. We believe that disclosing this revenue amount would not be useful to investors, as it would be misleading and incomplete as an indicator of the impact of the Mandiant acquisition on our business. In addition, it would not be possible to quantify the impact of the Mandiant acquisition on other line items, due to the integration discussed above.

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Securities and Exchange Commission

May 8, 2015

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (408) 321-4852. We respectfully request that the Staff confirm that it has no additional requests or comments.

Very truly yours,

FIREEYE, INC.

/s/ Michael J. Sheridan

Michael J. Sheridan

Senior Vice President and Chief Financial Officer

cc:	David G. DeWalt, FireEye, Inc.

Alexa King, FireEye, Inc.

Steve Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jon Avina, Wilson Sonsini Goodrich & Rosati, P.C.